As filed with the Securities and Exchange Commission on September 30, 2009
Registration No.  333-______

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

SMF ENERGY CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	65-0707824
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

200 West Cypress Creek Road, Suite 400
Fort Lauderdale, Florida 33309
Telephone:  (954) 308-4200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Richard E. Gathright
Chief Executive Officer and President
SMF Energy Corporation
200 West Cypress Creek Road, Suite 400
Fort Lauderdale, Florida 33309
Telephone:  (954) 308-4200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

S. Lee Terry, Jr.
Davis Graham & Stubbs LLP
1550 Seventeenth Street, Suite 500
Denver, Colorado 80202
Telephone: (303) 892-9400

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:  from time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box: ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

☐ Large accelerated filer       ☐ Accelerated filer         ☐ Non-accelerated filer       ☒ Smaller reporting company

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per Unit	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, $.01 par value	6,176,941	0.36 (2)	$2,223,698.76 (2)	$ 124.08

(1)
Pursuant to Rule 416 of the Securities Act of 1933, as amended (the “Securities Act”), this registration statement also covers such additional number of shares of common stock that may become issuable as a result of any stock splits, stock dividends, or other similar transactions.

(2)
Estimated solely for the purpose of computing the registration fee.  The proposed maximum offering price per share and maximum aggregate offering price for the shares being registered hereby are calculated in accordance with Rule 457(c) under the Securities Act using the average of the high and low sales price per share of our common stock on September 29, 2009, as reported on the Nasdaq Capital Market.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed.  The Selling Stockholders may not sell these securities pursuant to this prospectus until the registration statement filed with the Securities and Exchange Commission becomes effective.  This prospectus is not an offer to sell these securities and neither SMF Energy Corporation nor the Selling Stockholders are soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated September 30, 2009

PROSPECTUS

SMF ENERGY CORPORATION
6,176,941 SHARES OF COMMON STOCK

This prospectus relates to the proposed resale by the selling stockholders indentified in this prospectus (each a “Selling Stockholder” and collectively, the “Selling Stockholders”) of 6,176,941 shares of common stock (the “Shares”) of SMF Energy Corporation.

On June 29, 2009, we completed a recapitalization transaction whereby we entered into a series of exchange agreements (the “Exchange Agreements”) with holders of our August 2007 11½% Senior Secured Convertible Promissory Notes (the “Secured Notes”), September 2008 12% Unsecured Convertible Promissory Notes (the “Unsecured Notes”), and Series A, Series B and Series C Convertible Preferred Stock (collectively, the “Preferred Stock”) whereby we restructured substantially all of our debt and equity (the “Recapitalization”).  In accordance with the Exchange Agreements, we are registering for resale the restricted shares of common stock as well as the restricted shares of common stock underlying the Series D Convertible Preferred Stock (the “Series D Preferred”) issued in connection therewith.  Accordingly, the Shares now offered for resale in connection with the Recapitalization include (i) 4,490,194 shares of common stock, (ii) 263,156 shares of common stock issued as compensation to placement agents and (iii) 312,500 shares of common stock issuable upon conversion of the Company’s Series D Preferred.

In addition, on May 5, 2009, we entered into a series of payment in kind agreements (the “Payment in Kind Agreements”) with holders of our Preferred Stock whereby we issued shares of common stock as payment in kind for cash dividends due to the holders.  The Shares now offered for resale also include the 1,111,091 shares of common stock issued pursuant to the Payment in Kind Agreements.

This offering is not being underwritten.  The offering price of the Shares that may be sold by the Selling Stockholders may be the market price for our common stock prevailing at the time of sale on the Nasdaq Capital Market, a price related to the prevailing market price, a negotiated price or such other prices as the Selling Stockholders determine from time to time.  We will not receive any proceeds from the sale of the Shares by any of the Selling Stockholders.

Our common stock is listed on the Nasdaq Capital Market under the symbol “FUEL.”  On September 29, 2009, the closing price of our common stock was $0.37 per share.

For a discussion of certain risks that should be considered by prospective investors, see “Risk Factors” beginning on page 4 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus is ________, 2009.

TABLE OF CONTENTS

Page

FORWARD-LOOKING STATEMENTS	2
PROSPECTUS SUMMARY	3
RISK FACTORS	4
USE OF PROCEEDS	9
SELLING STOCKHOLDERS	9
PLAN OF DISTRIBUTION	17
LEGAL MATTERS	19
EXPERTS	19
WHERE YOU CAN FIND MORE INFORMATION	19
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	19

As used in this prospectus, the terms “SMF,” “we,” “us,” and “our” refer to SMF Energy Corporation.

FORWARD-LOOKING STATEMENTS

This prospectus, including the information incorporated by reference, contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995.  The use of any statements containing the words “intends,” “believes,” “estimates,” “seeks,” “project,” “expects,” “anticipates,” “plans,” “approximately,” “should,” “may,” “will” or similar expressions are intended to identify such statement.  Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements.  In evaluating these statements, you should specifically consider various factors, including the risks outlined under the caption “Risk Factors” in this prospectus.  You should pay particular attention to the cautionary statements involving our history of losses, our capital requirements, our expansion and acquisition strategies, competition and government regulation.  These factors and the others set forth under “Risk Factors” may cause our actual results to differ materially and adversely from any forward-looking statement.

PROSPECTUS SUMMARY

Because this is a summary, it may not contain all information that may be important to you.  You should read this entire prospectus, including the information incorporated by reference, before you decide whether to buy our common stock.  You should pay special attention to the risks of investing in our common stock as discussed under “Risk Factors.”

SMF Energy Corporation

We are a leading provider of petroleum product distribution services, transportation logistics and emergency response services to the trucking, manufacturing, construction, shipping, utility, energy, chemical, telecommunication and government services industries.  We provide our services and products through 31 service locations in the eleven states of Alabama, California, Florida, Georgia, Louisiana, Mississippi, Nevada, North Carolina, South Carolina, Tennessee and Texas.

The broad range of services we offer our customers includes commercial mobile and bulk fueling; the packaging, distribution and sale of lubricants; integrated out-sourced fuel management; transportation logistics and emergency response services.  Our fleet of custom specialized tank wagons, tractor-trailer transports, box trucks, and customized flatbed vehicles delivers diesel fuel and gasoline to customers’ locations on a regularly scheduled or as needed basis, refueling vehicles and equipment, re-supplying fixed-site and temporary bulk storage tanks, and emergency power generation systems; and distributes a wide variety of specialized petroleum products, lubricants and chemicals to our customers.  In addition, our fleet of special duty tractor-trailer units provides heavy haul transportation services over short and long distances to customers requiring the movement of over-sized or over-weight equipment and manufactured products.

On February 14, 2007, we changed our name from Streicher Mobile Fueling, Inc. to SMF Energy Corporation and reincorporated in Delaware.  Our principal executive offices are located at 200 West Cypress Creek Road, Suite 400, Ft. Lauderdale, Florida 33309, and our telephone number is (954) 308-4200.  Our website is http://www.mobilefueling.com.  The information on our website does not constitute part of this prospectus.

The Offering

We are registering 6,176,941 shares of common stock.  The Selling Stockholders are offering to sell the Shares pursuant to this prospectus.

The Selling Stockholders received the Shares in connection with the Recapitalization that was completed on June 29, 2009 and the Payment in Kind Agreements that were entered into on May 5, 2009.  The Shares now offered for resale in connection with the Recapitalization include (i) 4,490,194 shares of common stock, (ii) 263,156 shares of common stock issued as compensation to placement agents and (iii) 312,500 shares of common stock issuable upon conversion of the Company’s Series D Preferred.  Each share of Series D Preferred is convertible into 1,000 shares of common stock.

The Shares now offered for resale in connection with the Payment in Kind Agreements include 1,111,091 shares of common stock.  We relied on the exemptions from registration provided by Sections 4(2) and 4(6) of the Securities Act and Regulation D promulgated thereunder in connection with the Recapitalization and the Payment in Kind Agreements.

Use of Proceeds

We will not receive any proceeds from the sale of the Shares by the Selling Stockholders.

RISK FACTORS

An investment in the Shares involves a high degree of risk.  You should carefully consider the following discussion of risks, in addition to the other information included or incorporated by reference in this prospectus, before purchasing any of the securities.  In addition to historical information, the information in this prospectus contains “forward –looking” statements about our future business and performance.  See “Forward–Looking Statements.” Our actual operating results and financial performance may be very different from what we expect as of the date of this prospectus.  The risks below address the material factors that may affect our future operating results and financial performance.

No Assurance of Future Profitability; Losses from Operations; Need for Capital. We incurred net losses in each of the fiscal years ended June 30, 2009 and 2008.  In order to generate profits in the future, we need to reduce interest expense, increase the volume of products and services sold at profitable margins, control costs and generate sufficient cash flow to support our working capital and debt service requirements.  There is no assurance that we will be able to avoid net losses in the future or that we will be able to raise additional capital on acceptable terms if our capital needs cannot be satisfied by cash flow from operations. During fiscal 2009, we faced a number of challenges that required us to raise additional capital in the face of a general tightening of the credit markets and various Nasdaq listing requirements.  While we responded to those challenges by completing a $40 million recapitalization in June 2009 (the “Recapitalization”) that had an immediate reduction of our total debt by $4.5 million, reduced our annual servicing expense for interest and dividends by over $1 million, increased our shareholders’ equity by $4.1 million and reduced our debt to equity ratio from approximately 9 to 1 to 2 to 1 from June 30, 2008 to June 30, 2009, respectively, we may nevertheless face difficulty in the future obtaining necessary capital.  In the future, we may need to raise additional capital to fund new acquisitions, the expansion or diversification of existing operations or additional debt repayment.  While we believe that, with the new financial strength resulting from the Recapitalization, we will be able to obtain needed capital, there can be no assurance that we will do so or that it can be obtained on terms acceptable to us.

Nasdaq Listing of Our Common Stock.  Our common stock currently trades on the Nasdaq Capital Market under the symbol FUEL. While we consider the listing on Nasdaq to be a valuable attribute of our common stock and other securities, there can be no assurance that such listing will continue.  During Fiscal 2008, our listing on Nasdaq came into question on two different grounds.  On February 19, 2008, we received a letter from Nasdaq stating that we did not comply with the requirement of Nasdaq Marketplace Rule 4310(c)(3) requiring listed companies to have $2,500,000 in stockholders' equity.  In response, on February 29, 2008, we issued 4,587 shares of Series A Convertible Preferred Stock for approximately $2.52 million in cash and debt and on March 12, 2008, we issued 1,985 shares of our Series B Convertible Preferred Stock for approximately $1.8 million in debt.  These transactions increased our stockholders’ equity by approximately $4.1 million, permitting us to regain compliance with Rule 4310(c)(3).  During fiscal 2009, the Company completed a recapitalization of our debt and equity which increased stockholders’ equity to $6.5 million at June 30, 2009, and we therefore continue to be in compliance with the Nasdaq stockholders’ equity requirement.  There is no assurance, however, that such compliance will continue indefinitely since any future net operating losses would reduce our stockholders’ equity and could cause us to again be in violation of Rule 4310(c)(3).

In addition, on December 28, 2007, we received notice from Nasdaq that, because the bid price of our common stock had closed below the minimum $1.00 per share requirement of Marketplace Rule 4310(c) for 30 consecutive business days, compliance with the $1.00 bid price requirement was required by June 25, 2008.  When the bid price stayed below the minimum after that date, we filed an appeal to a Nasdaq Listing Qualifications Panel to prevent a delisting of our common stock.  On September 11, 2008, the Panel granted the extension of time until December 23, 2008.  Under the terms of the extension, the Company must have a closing bid price of $1.00 or more for a minimum of ten prior consecutive trading days on or before December 23, 2008, and had to otherwise maintain compliance with all other applicable Nasdaq listing standards.  Due to recent extraordinary market conditions, in October 2008, the NASDAQ implemented a temporary suspension of the minimum $1.00 per share requirement of Marketplace Rule 4310(c) which suspension continued through July 31, 2009.  As a result, our deadline for reestablishing compliance is now October 15, 2009.  In order to do so, our shareholders have approved and our Board of Directors has implemented a 1 for 4.5 reverse stock split that will take effect on October 1, 2009.  While this reverse stock split  is intended to increase the trading price of the common stock above the $1.00 minimum bid price, there can be no assurance that the market price per post-split share will either exceed or remain in excess of the minimum for the sustained period of time necessary to ensure long term compliance with Nasdaq rules.

Effects of Nasdaq Delisting.  It is possible that, notwithstanding the reverse stock split and our June 2009 Recapitalization, our common stock will still be delisted from Nasdaq.  If this occurs, we believe that it would trade in the over-the-counter market on the OTC Bulletin Board (the “OTCBB”), which was established for trading the securities of reporting companies that do not meet the Nasdaq listing requirements.  Because the OTCBB is generally considered less efficient than Nasdaq, it could be more difficult for an existing shareholder to sell shares of our common stock after a delisting from Nasdaq.  On the OTCBB, trading volumes are typically lower, reporting of transactions can be delayed, and coverage of the Company by securities analysts and news media, which is already limited, may be reduced.  In turn, these factors could result in lower prices for our common stock or larger “spreads” between the “bid” and “ask” prices quoted by market makers for shares of the Common Stock, either of which could reduce the prices available for sales of our common stock by existing shareholders.

Delisting from Nasdaq could also impair the Company’s ability to raise additional capital through equity or debt financing since Nasdaq listed securities are typically viewed as more liquid than securities that are not traded on a national securities exchange.  In addition, if delisting does cause lower prices for our common stock, it could then cause an increase in the ownership dilution to shareholders when the Company issues equity securities in financing or other transactions.  The price at which we issue shares in such transactions is generally based on or related to the market price of our common stock, so a decline in the market price could result in the need for us to issue a greater number of shares to raise a given amount of funding or to acquire a given dollar value of goods or services.

In addition, if our common stock is not listed on Nasdaq, we may become subject to Rule 15g-9 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) because our common stock may be classified as a “penny stock” under Exchange Act Rule 3a51-1.  That rule imposes additional sales practice requirements on broker-dealers who sell low-priced securities to persons other than established customers and institutional accredited investors.  For transactions covered by this rule, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to sale.  Consequently, the rule may affect the ability of broker-dealers to sell our common stock and may impair the ability of our shareholders to sell their common stock in the secondary market.  Moreover, investors may be less interested in purchasing low-priced securities because the brokerage commissions, as a percentage of the total transaction value, tend to be higher for such securities.  Also, institutional investors will usually not invest in low-priced securities (other than those which focus on small-capitalization companies or low-priced securities).  For these reasons, a classification of our common stock as a “penny stock” under Rule 3a51-1 would probably adversely affect the liquidity and the value of our stock.

Finally, if our common stock was no longer listed on Nasdaq or any other national securities exchange, we could no longer use the SEC’s short form registration forms, such as Form S-3, to register shares of our common stock under the Securities Act of 1933 but would have to instead use the longer registration forms, such as Form S-1.  While the negative impact of long form registration has been reduced by recent SEC rule changes permitting most purchasers of stock in unregistered offering to freely resell their securities six months after the purchase under Rule 144, long form registration would probably require more time, effort and expense, and may in turn limit the value of our common stock

Price Depreciation After Reverse Stock Split.  The long term efficacy of a reverse stock split in maintaining compliance with Nasdaq’s minimum bid price requirement is uncertain.  While the short-term result of a reverse stock split can be reasonably predicted, the long-term consequences are more difficult to confirm.  The price of our common stock is likely to be affected by our performance and by general market and economic conditions that cannot be predicted or evaluated by the Board of Directors at this time.  Accordingly, even if the reverse stock split is successful in reestablishing compliance with Nasdaq’s minimum bid price requirement and we meet the stockholders’ equity and other requirements needed to maintain our Nasdaq listing, there is no assurance that the aggregate market value of our common stock will be greater after a reverse stock split than it would have been without ever effecting a reverse stock split.

Volatility of Trading Market for Our Stock.  During the past few years, our stock has sometimes traded in large daily volumes and other times at much lower volumes, in many cases at wide price variances. This volatility, which could make it difficult for shareholders to sell shares at a predictable price or at specific times, is generally due to factors beyond our control. Quarterly and annual operating results, changes in general conditions in the economy, the financial markets or other developments affecting us could also cause the market price of our common stock to fluctuate. The market price of our common stock may be affected by various other factors unrelated to the number of shares outstanding after the reverse stock split, including our future performance and general market conditions.

Acquisition Availability; Integrating Acquisitions.  Our future growth strategy involves the acquisition of complementary businesses, such as wholesale fuel or petroleum lubricants marketers and distributors, wholesale fuel and other commercial mobile fueling companies, and transportation logistics services businesses. It is not certain that we will be able to identify or make suitable acquisitions on acceptable terms or that any future acquisitions will be effectively and profitably integrated into our operations. Acquisitions involve numerous risks that could adversely affect our operating results, including timely and cost effective integration of the operations and personnel of the acquired business, potential write downs of acquired assets, retention of key personnel of the acquired business, potential disruption of existing business, maintenance of uniform standards, controls, procedures and policies, additional capital needs, the effect of changes in management on existing business relationships, and profitability and cash flows generally.  Our credit facility with our principal lender also requires the Company to obtain the consent of the financial institution prior to incurring additional debt, or entering into mergers, consolidations or sales of assets.

Growth Dependent Upon Future Expansion; Risks Associated With Expansion into New Markets. While we intend to expand more quickly through acquisitions, our growth will also depend upon the ability to achieve greater penetration in existing markets and to successfully enter new markets in both additional major and secondary metropolitan areas. Such organic expansion will largely be dependent on our ability to demonstrate the benefits of our services and products to potential new customers, successfully establish and operate new locations, hire, train and retain qualified management, operating, marketing and sales personnel, finance acquisitions, capital expenditures and working capital requirements, secure reliable sources of product supply on a timely basis and on commercially acceptable credit terms, and successfully manage growth by effectively supervising operations, controlling costs and maintaining appropriate quality controls. There can be no assurance that we will be able to successfully expand our operations into new markets.

Interest Expense.  A substantial portion of our net losses for the fiscal years ended June 30, 2009 and 2008 are attributable to the substantial interest burden borne by the Company, including $2.5 million of interest expense in fiscal 2009 and $3.1 million in 2008.  The majority of this interest expense is attributable to interest on our revolving bank debt and our August 2007 senior subordinated secured debt, which was substantially reduced by our June 2009 Recapitalization.  If and to the extent that interest rates generally increase or we are otherwise required to bear higher interest rates for our future borrowings, our interest expense could increase, adversely affecting our results of operations and financial condition.  Similarly, if we make one or more acquisitions or if we incur additional net losses in the future and are required to borrow funds to fund those acquisitions or offset those losses, the interest on the higher level of debt could have a detrimental effect on our results of operations and financial condition.  Additionally, we are exposed to fluctuating interest rates associated with our line of credit.

Need to Maintain Effective Internal Controls.  In fiscal 2006, our management identified significant deficiencies related to policies and procedures to ensure accurate and reliable interim and annual consolidated financial statements that, considered together, constituted a material weakness in our internal controls.  Even though we have taken the necessary steps to correct the identified material weakness and have not identified any material weakness for fiscal 2009, it is possible that, considering our size, our limited capital resources and our need to continue to expand our business by acquisitions and diversification, we may identify another material weakness in our internal controls in the future.  Moreover, even if we do not identify any material weakness or significant deficiencies, our internal controls may not prevent all potential errors or fraud because any control system, no matter how well designed, cannot provide absolute assurance that the objectives of the control system will be achieved.

Dependence on Key Personnel.  Our future success will be largely dependent on the continued services and efforts of Richard E. Gathright, our Chief Executive Officer and President, and on those of other key executive personnel. The loss of the services of Mr. Gathright or other executive personnel could have a material adverse effect on our business and prospects. Our success and plans for future growth will also depend on our ability to attract and retain additional qualified management, operating, marketing, sales and financial personnel. There can be no assurance that we will be able to hire or retain such personnel on terms satisfactory to us. We have entered into written employment agreements with Mr. Gathright and certain other key executive personnel. While Mr. Gathright’s employment agreement provides for automatic one-year extensions unless either party gives notice of intent not to renew prior to such extension, there is no assurance that Mr. Gathright’s services or those of our other executive personnel will continue to be available to us.

Fuel Pricing and Supply Availability; Effect on Profitability. Diesel fuel and gasoline are commodities that are refined and distributed by numerous sources.  We purchase the fuel delivered to our customers from multiple suppliers at daily market prices and in some cases qualify for certain discounts.  We monitor fuel prices and trends in each of our service markets on a daily basis and seek to purchase our supply at the lowest prices and under the most favorable terms.  Commodity price risk is generally mitigated since we purchase and deliver our fuel supply daily and generally utilize cost-plus pricing when billing our customers. If we cannot continue to utilize cost-plus pricing when billing our customers, margins would likely decrease and losses could increase. We have not engaged in derivatives or futures trading to hedge fuel price movements. In addition, diesel fuel and gasoline may be subject to supply interruption due to a number of factors, including natural disasters, refinery and/or pipeline outages and labor disruptions.  Limitations on the amount of credit available from suppliers has become a more significant issue for us in light of the tightening of credit available to businesses over the past year.  As a result, increasing the availability of short term credit for fuel purchases was one of the principal motivations for the June 2009 Recapitalization, which had an immediate reduction of our total debt by $4.5 million, reduced our annual servicing expense for interest and dividends by over $1 million, increased our shareholders’ equity by $4.1 million and reduced our debt to equity ratio from approximately 9 to 1 to 2 to 1 from June 30, 2008 to June 30, 2009, respectively.  Irrespective of the reason, any reduction of the availability of fuel supplies could impact our ability to provide mobile fueling, commercial bulk fueling, and emergency response services and would therefore impact our profitability.

Risks Associated with Customer Concentration; Absence of Written Agreements. Although we provide services to many customers, a significant portion of our revenue is generated from a few of our larger customers.  Sales to our largest customer, represents 10% of our total revenue in fiscal year 2009.  While we have formal, length of service written contracts with some of these larger customers, such agreements are not customary and we do not have them with the majority of our customers. As a result, most of our customers can terminate our services at any time and for any reason, and we can similarly discontinue service to those customers. We may also discontinue service to a customer if changes in the service conditions or other factors cause us not to meet our minimum level of margins and rates, and the pricing or delivery arrangements cannot be re-negotiated. As a result of this customer concentration and the absence of written agreements, our business, results of operations and financial condition could be materially adversely affected if one or more of our larger customers were lost or if we were to experience a high rate of service terminations of our other customers.

Effect of Reduced Fuel Usage. The dramatic increases in fuel prices in fiscal 2008 and through the beginning of fiscal 2009 have caused businesses, including many of our customers, to take steps to reduce the amount of fuel that they consume in their operations by driving fewer miles or, in some cases, by using higher mileage or alternative fuel vehicles.  In turn, these reductions have reduced the volumes delivered by us to those customers.  Even though fuel prices have decreased, we have not experienced a significant increase in volumes sold, we believe due to the difficult current economic conditions.  It is possible that customers’ fuel usage will continue to decline, requiring us to obtain additional customers to replace the lost volume.  If we cannot replace the lost volume with new customers, our revenues and results of operation will be negatively affected.

Competition. We compete with other service providers, including several large regional providers and numerous small, local independent operators, who provide some or all of the same services that we offer to our customers. In the mobile fueling area, we also compete with retail fuel marketing, since fleet operators have the option of fueling their own equipment at retail stations and at other third-party service locations such as card lock facilities. Our ability to compete is affected by numerous factors, including price, the complexity and technical nature of the services required, delivery dependability, credit terms, the costs incurred for non-mobile fueling alternatives, service locations as well as the type of reporting and invoicing services provided. There can be no assurance that we will be able to continue to compete successfully as a result of these or other factors.

Operating Risks May Not Be Covered by Insurance. Our operations are subject to the operating hazards and risks normally incidental to handling, storing and transporting diesel fuel and gasoline, which are classified as hazardous materials. We maintain insurance policies in amounts and with coverages and deductibles that we believe are reasonable and prudent. There can be no assurance, however, that our insurance will be adequate to protect us from liabilities and expenses that may arise from claims for personal and property damage arising in the ordinary course of business, including business interruption; that we will be able to maintain acceptable levels of insurance; or that insurance will be available at economical prices.

Governmental Regulation. Numerous federal, state and local laws, regulations and ordinances, including those relating to protection of the environment and worker safety, affect our operations. There can be no assurance that we will be able to continue to comply with existing and future regulatory requirements without incurring substantial costs or otherwise adversely affecting our operations.

Changes in Environmental Requirements. We expect to generate future business by converting certain fleet operators, currently utilizing underground fuel storage tanks for their fueling needs, to commercial mobile fueling. The owners of underground storage tanks have been required to remove or retrofit those tanks to comply with technical regulatory requirements pertaining to their construction and operation. If other more economical means of compliance are developed or adopted by owners of underground storage tanks, the opportunity to market our services to these owners may be adversely affected.

Terrorism and Warfare in the Middle East May Adversely Affect the Economy and the Price and Availability of Petroleum Products. Terrorist attacks, as well as the continuing political unrest and warfare in the Middle East, may adversely impact the price and availability of fuel, our results of operations, our ability to raise capital and our future growth. The impact of terrorism on the oil industry in general, and on us in particular, is not known at this time. An act of terror could result in disruptions of crude oil or natural gas supplies and markets, the sources of our products, and our infrastructure facilities or our suppliers could be direct or indirect targets. Terrorist activity may also hinder our ability to transport fuel if the means of supply transportation, such as rail or pipelines, become damaged as a result of an attack. A lower level of economic activity following a terrorist attack could result in a decline in energy consumption, which could adversely affect our revenues or restrict our future growth. Instability in the financial markets as a result of terrorism could also impair our ability to raise capital. Terrorist activity or further instability in the Middle East could also lead to increased volatility in fuel prices, which could adversely affect our business generally.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the Shares by the Selling Stockholders.

SELLING STOCKHOLDERS

We are registering for resale 6,176,941 shares of our common stock.  The Selling Stockholders received the Shares in connection with the Recapitalization that was completed on June 29, 2009 and in connection with the Payment in Kind Agreements entered into on May 5, 2009.  The Shares now offered for resale in connection with the Recapitalization include (i) 4,753,350 shares of common stock and (ii) 312,500 shares of common stock issuable upon conversion of the Company’s Series D Preferred.  The Shares now offered for resale in connection with the Payment in Kind Agreements include 1,111,091 shares of common stock.  The following table sets forth certain information regarding the beneficial ownership of the Selling Stockholders, as of August 3, 2009.  We have prepared this table based on information furnished to us by or on behalf of the Selling Stockholders.

The table below lists the Selling Stockholders and other information regarding the beneficial ownership of common stock by the Selling Stockholders.  Beneficial ownership is determined in accordance with Rule 13d-3(d) as promulgated by the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Beneficial ownership generally includes voting or investment power with respect to securities and also includes any shares that the Selling Stockholders have a right to acquire within sixty days of August 3, 2009.  Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the offered shares.  The percentage of ownership data is based on 36,692,544 shares of our common stock issued and outstanding as of August 3, 2009.  Since the date on which they provided us with the information below, the Selling Stockholders may have sold, transferred or otherwise disposed of some or all of their shares in transactions exempt from the registration requirements of the Securities Act.

To the best of our knowledge, none of the Selling Stockholders has had any position, office or other material relationship with us or any of our affiliates within the past three years except as described below:

•
Active Investors II, Ltd. and Active Investors III, Ltd., which are investors in our securities, are funds that are managed by Fundamental Management Corporation.  Messrs. O’Connor and Picow are two of our directors and are also directors and shareholders of Fundamental Management Corporation.  Each of Messrs. O'Connor and Picow disclaim any beneficial ownership in the shares held by these funds.

•	Mr. Gathright is our Chief Executive Officer and President and one of our directors.

•	Messrs. Gathright, Beard, Messenbaugh, Shaw, Shore, Vinger and Williams are seven of our executive officers.

•	C. Rodney O’Connor is one of our directors.

•	Louise P. Lungaro is our Director of Corporate Services and Corporate Secretary and is also the wife of Mr. Gathright.

•
Robert Fisk, Robert Jacobs, Kevin Hamilton, Sean McDermott, James Allsopp, Amir Ecker and Frank J. Campbell, III are employees of Philadelphia Brokerage Corporation, and in such capacity they have acted as our placement agents in connection with the Recapitalization and our private offerings in February 2007 and August 2007.

The Selling Stockholders may sell less than all of the shares listed in the table.  In addition, the shares listed below may be sold pursuant to this prospectus or in privately negotiated transactions.

	Ownership of Shares Prior to Offering
Name	Number of Shares Beneficially Owned		Shares of Common Stock Issuable Upon the Conversion of the Series D Preferred Stock	Number of Shares Being Offered for Sale in this Offering	Number of Shares Beneficially Owned (1)	Percentage
David S. Allsopp	44,557	(2)	--	4,565	39,992	*
Fred C. Applegate Trust U/A DTD 10/8/92	932,940	(3)	--	39,941	892,999	2.43
Bee Publishing Company	592,479	(4)	--	8,026	584,453	1.59
Bee Publishing Company 401(k) Profit Sharing Plan	221,792	(5)	--	5,351	216,441	*
Michael Bevilacqua	42,583	(6)	--	4,565	38,018	*
Constance Blass O'Neill Trust #3, Patricia B. Blass, Trustee	513,952	(7)	--	54,464	459,488	1.25
Arnold G. Bowles	599,822	(8)	--	45,478	554,344	1.51
Frank J. Campbell III	1,101,776	(9)	--	76,848	1,024,928	2.79
Judith W. Campbell	1,101,776	(10)	--	5,351	1,096,425	2.99
Capital Properties LLC	222,778	(11)	--	22,823	199,955	*

	Ownership of Shares Prior to Offering				Ownership After Offering
Name	Number of Shares Beneficially Owned		Shares of Common Stock Issuable Upon the Conversion of the Series D Preferred Stock	Number of Shares Being Offered for Sale in this Offering	Number of Shares Beneficially Owned (1)	Percentage
Delaware Charter G&T Cust FBO Alan Stern IRA	44,557	(12)	--	4,565	39,992	*
Delaware Charter G&T Cust FBO Philip Lebovitz IRA	50,120	(13)	--	4,565	45,555	*
Delaware Charter G&T Cust IRA FBO Frank J Campbell III	451,053	(14)	--	18,259	432,794	1.18
Bill B. and Michelle W. DeWitt Associates Limited Partnership	457,584	(15)	--	10,702	446,882	1.22
Dupont Pension Trust	1,265,112	(16)	--	304,313	960,799	2.62
Amir Ecker	195,311	(17)	--	1,287	194,024	*
Amir L. Ecker & Maria T. Ecker JT WROS	195,311	(18)	--	14,455	180,856	*
Ecker Family Partnership	58,659	(19)	--	6,847	51,812	*
Gabriel & Alma Elias JT WROS	438,978	(20)	--	45,647	393,331	1.07
Roman C. Fedorak	144,084	(21)	--	11,285	132,799	*
Leon Frenkel	2,335,000	(22)	--	128,722	2,206,278	6.01
Alberto Guadagnini	64,509	(23)	--	45,478	19,031	*
Richard A. Jacoby	383,797	(24)	--	38,039	345,758	*
Joshua Tree Capital Partners, LP	3,484,640	(25)	--	375,079	3,109,561	8.47
William Scott & Karen Kaplan Living Trust dtd 3/17/04	687,126	(26)	--	72,272	614,854	1.68
Joseph Kornfield	44,039	(27)	--	4,565	39,474	*
Anthony C. McDermott	486,842	(28)	--	60,257	426,585	1.16
Patricia McDermott	302,892	(29)	--	21,880	281,012	*
Millennium Fixed Income Fund, LP	135,495	(30)	--	114,117	21,378	*
C. Rodney O'Connor	1,497,022	(31)	312,500	339,254	1,157,768	3.16
Periscope Partners LP	616,079	(32)	--	69,252	546,827	1.49
Pershing LLC F/B/O Leonid Frenkel IRA	1,190,075	(33)	--	129,738	1,060,337	2.89
Scudder Smith Family Assoc LLC	415,798	(34)	--	17,155	398,643	1.09
Triage Capital Management LP	2,565,786	(35)	--	273,518	2,292,268	6.25
Carolyn Wittenbraker	137,111	(36)	--	9,129	127,982	*
Mark D. Wittman	294,215	(37)	--	31,279	262,936	*
1041 Partners, LP	74,066	(38)	--	34,066	40,000	*
Active Investors II Limited	1,903,715	(39)	--	1,492,335	411,380	1.12

	Ownership of Shares Prior to Offering				Ownership After Offering
Name	Number of Shares Beneficially Owned		Shares of Common Stock Issuable Upon the Conversion of the Series D Preferred Stock	Number of Shares Being Offered for Sale in this Offering	Number of Shares Beneficially Owned (1)	Percentage
Active Investors III Limited	1,908,077	(40)	--	1,492,335	415,742	1.13
James Allsop	42,486	(41)	--	25,926	16,560	*
Robert W. Beard	89,345	(42)	--	16,345	73,000	*
William R. and Patricia M. Coleman JT	18,894	(43)	--	18,894	0	*
Robert Fisk	297,506	(44)	--	177,961	119,545	*
Richard E. and Louise P. Gathright JT WROS	650,994	(45)	--	58,844	592,150	1.61
Kevin Hamilton	98,744	(46)	--	34,401	64,343	*
Kevin F. and Debra J. Hamilton JT WROS	98,744	(47)	--	46,607	52,137	*
International Investments, LLC	490,175	(48)	--	52,070	438,105	1.19
Robert Jacobs	26,765	(49)	--	15,347	11,418	*
Sandra Lockhart	73,555	(50)	--	8,423	65,132	*
Isabelle S. Malinowski	8,423	(51)	--	8,423	0	*
Sean McDermott	195,493	(52)	--	49,624	145,869	*
Laura Patricia Messenbaugh	43,711	(53)	--	14,711	29,000	*
Yury Minkovsky and Eleonora Minkovsky JT WROS	73,555	(54)	--	8,423	65,132	*
Ernest Palmarella	49,036	(55)	--	5,615	43,421	*
Alla Pasternack	303,487	(56)	--	34,066	269,421	*
Michael S. Shore	161,594	(57)	--	58,844	102,750	*
Timothy E. Shaw	79,345	(58)	--	16,345	63,000	*
Paul C. Vinger	183,094	(59)	--	58,844	124,250	*
Gary G. Williams & Diane F. Williams JT WROS	116,921	(60)	--	29,421	87,500	*

TOTAL	30,303,375		312,500	6,176,941	24,126,434

*	Less than 1% of the shares outstanding.
(1)
Assumes that (i) all of the shares of Series D Preferred are converted into common stock, (ii) all of the shares of common stock currently beneficially owned by the Selling Stockholders and registered hereunder are sold, and (iii) the Selling Stockholders acquire no additional shares of common stock before the completion of this offering.

(2)	Includes 44,557 shares of common stock directly owned by the Selling Stockholder, of which 4,565 shares were issued pursuant to the Recapitalization.

(3)
Includes (i) 829,984 shares of common stock directly owned by the Selling Stockholder, of which 39,941 shares were issued pursuant to the Recapitalization and (ii) 102,956 shares of common stock issuable upon the exercise of certain warrants.  Fred C. Applegate, trustee, has voting and investment control over the shares held by the Selling Stockholder.

(4)
Includes (i) 326,687 shares of common stock directly owned by the Selling Stockholder, of which 8,026 shares were issued pursuant to the Recapitalization, (ii) 20,000 shares of common stock issuable upon the exercise of certain warrants, (iii) 207,792 shares of common stock owned by Bee Publishing Company 401(K) Profit Sharing Plan (“401K”), (iv) 14,000 shares of common stock issuable upon the exercise of certain warrants held by 401K, (v) 20,000 shares of common stock owned by Bee Publishing Company, Inc. 401(K) Profit Sharing Plan Rollover (“Rollover”), and (vi) 4,000 shares of common stock issuable upon the exercise of certain warrants held by Rollover.  Helen W. Smith, an officer of Bee Publishing Company has voting and investment control over the shares held by the Selling Stockholder

(5)
Includes (i) 207,792 shares of common stock directly owned by the Selling Stockholder, of which 5,351 shares were issued pursuant to the Recapitalization and (ii) 14,000 shares of common stock issuable upon the exercise of certain warrants.  Helen W. Smith, trustee, has voting and investment power over the shares held by the Selling Stockholder.

(6)
Includes (i) 5,083 shares of common stock directly owned by the Selling Stockholder, of which 4,565 shares were issued pursuant to the Recapitalization and (ii) 37,500 shares of common stock issuable upon conversion of the Series D Preferred.

(7)
Includes 513,952 shares of common stock directly owned by the Selling Stockholder, of which 13,210 shares were issued pursuant to the PIK Agreements and 41,254 shares were issued pursuant to the Recapitalization.  Patricia B. Blass, trustee, has voting and investment control over the shares held by the Selling Stockholder.

(8)
Includes (i) 598,977 shares of common stock directly owned by the Selling Stockholder, of which 26,185 shares were issued pursuant to the PIK Agreements and 19,293 shares were issued pursuant to the Recapitalization and (ii) 845 shares of common stock issuable upon the exercise of certain warrants.

(9)
Includes (i) 495,263 shares of common stock directly owned by the Selling Stockholder, of which 39,421 shares were issued pursuant to the PIK Agreements and 37,427 shares were issued pursuant to the Recapitalization, (ii) 17,668 shares of common stock issuable upon the exercise of certain warrants, (iii) 137,792 shares of common stock owned by Judith Campbell, (iv) 421,053 shares of common stock owned by Delaware Charter G&T Cust IRA FBO Frank J. Campbell III (“IRA”) and (v) 30,000 shares of common stock issuable upon exercise of certain warrants owned by  IRA.

(10)
Includes (i) 137,792 shares of common stock directly owned by the Selling Stockholder, of which 5,351 shares were issued pursuant to the Recapitalization, (ii) 495,263 shares of common stock owned by Frank J. Campbell III, (iii) 17,668 shares of common stock issuable upon the exercise of certain warrants owned by Frank J. Campbell III, (iv) 421,053 shares of common stock owned by Delaware Charter G&T Cust IRA FBO Frank J. Campbell III (“IRA”) and (v) 30,000 shares of common stock issuable upon exercise of certain warrants owned by  IRA.

(11)
Includes 222,778 shares of common stock directly owned by the Selling Stockholder, of which 22,823 shares were issued pursuant to the Recapitalization.  Gus Blass II, Manager of Capital Properties LLC, has voting and investment control over the shares held by the Selling Stockholder.

(12)
Includes 44,557 shares of common stock directly owned by the Selling Stockholder, of which 4,565 shares were issued pursuant to the Recapitalization.  Alan Stern has voting and investment control over the shares held by the Selling Stockholder.

(13)
Includes 50,120 shares of common stock directly owned by the Selling Stockholder, of which 4,565 shares were issued pursuant to the Recapitalization.  Philip Lebovitz has voting and investment control over the shares held by the Selling Stockholder.

(14)
Includes (i) 421,053 shares of common stock directly owned by the Selling Stockholder, of which 18,259 shares were issued pursuant to the Recapitalization and (ii) 30,000 shares of common stock issuable upon the exercise of certain warrants.  Frank J. Campbell, III has voting and investment power over the shares held by the Selling Stockholder.

(15)
Includes 457,584 shares of common stock directly owned by the Selling Stockholder, of which 10,702 shares were issued pursuant to the Recapitalization.  Bill B. DeWitt and Michelle W. DeWitt share voting and investment control over the shares held by the Selling Stockholder.

(16)
Includes (i) 865,112 shares of common stock directly owned by the Selling Stockholder, of which 304,313 shares were issued pursuant to the Recapitalization and (ii) 400,000 shares of common stock issuable upon conversion of the Company’s 5.5% Unsecured Promissory Note.  Ming Shao, Director of Fixed Income of Dupont Pension Trust, has voting and investment control over the shares held by the Selling Stockholder.

(17)
Includes (i) 1,559 shares of common stock directly owned by the Selling Stockholder, of which 1,287 shares were issued pursuant to the Recapitalization, (ii) 4,000 shares of common stock issuable upon the exercise of certain warrants, (iii) 58,659 shares of common stock owned by the Ecker Family Partnership and (iv) 131,093 shares of common stock owned by Amir L. Ecker & Maria T. Ecker JT WROS.

(18)
Includes (i) 131,093 shares of common stock directly owned by the Selling Stockholder, of which 14,455 shares were issued pursuant to the Recapitalization, (ii) 58,659 shares of common stock owned by the Ecker Family Partnership and (iii) 1,559 shares of common stock owned by Amir L. Ecker and (iv) 4,000 shares of common stock issuable upon conversion of certain warrants owned by Amir L. Ecker.

(19)
Includes 58,659 shares of common stock owned directly by the Selling Stockholder, of which 6,847 shares were issued pursuant to the Recapitalization.  Amir L. Ecker and Maria T. Ecker share voting and investment control over the shares held by the Selling Stockholder.

(20)
Includes (i) 313,978 shares of common stock directly owned by the Selling Stockholder, of which 45,647 shares were issued pursuant to the Recapitalization and (ii) 125,000 shares of common stock that are issuable upon conversion of the Series D Preferred.

(21)
Includes 144,084 shares of common stock directly owned by the Selling Stockholder, of which 6,618 shares were issued pursuant to the PIK Agreements and 4,667 shares were issued pursuant to the Recapitalization.

(22)
Includes (i) 857 shares of common stock directly owned by the Selling Stockholder, of which 72,043 shares were issued pursuant to the PIK Agreements and 56,679 shares were issued pursuant to the Recapitalization, (ii) 287,500 shares of common stock issuable upon conversion of the Series D Preferred, (iii) 402,575 shares of common stock owned by Pershing LLC FBO Leonid Frenkel IRA and (iv) 787,500 shares of common stock issuable upon conversion of the Series D Preferred.

(23)
Includes (i) 63,644 shares of common stock directly owned by the Selling Stockholder, of which 26,185 shares were issued pursuant to the PIK Agreements and 19,293 shares were issued pursuant to the Recapitalization and (ii) 845 shares of common stock issuable upon the exercise of certain warrants.

(24)	Includes 383,797 shares of common stock directly owned by the Selling Stockholder, of which 38,039 shares were issued pursuant to the Recapitalization.

(25)
Includes (i) 3,392,748 shares of common stock directly owned by the Selling Stockholder, of which 200,591 shares were issued pursuant to the PIK Agreements and 174,488 shares were issued pursuant to the Recapitalization and (ii) 91,892 shares of common stock issuable upon the exercise of certain warrants.  Yedi Wong, Chief Operating Officer of Joshua Tree Partners, LP, has voting and investment control over the shares held by the Selling Stockholder.

(26)
Includes (i) 684,592 shares of common stock directly owned by the Selling Stockholder, of which 30,207 shares were issued pursuant to the PIK Agreements and 42,065 shares were issued pursuant to the Recapitalization and (ii) 2,534 shares of common stock issuable upon the exercise of certain warrants.  William Scott and Karen Kaplan, trustees, share voting and investment control over the shares held by the Selling Stockholder.

(27)	Includes 44,039 shares of common stock directly owned by the Selling Stockholder, of which 4,565 shares were issued pursuant to the Recapitalization.

(28)
Includes 486,842 shares of common stock directly owned by the Selling Stockholder, of which 28,774 shares were issued pursuant to the PIK Agreements and 31,483 shares were issued pursuant to the Recapitalization.

(29)
Includes (i) 288,639 shares of common stock directly owned by the Selling Stockholder, of which 21,880 shares were issued pursuant to the Recapitalization and (ii) 14,253 shares of common stock issuable upon the exercise of certain warrants.

(30)
Includes (i) 127,046 shares of common stock directly owned by the Selling Stockholder, of which 114,117 shares were issued pursuant to the Recapitalization and (ii) 8,446 shares of common stock issuable upon the exercise of certain warrants.  Terry Fenney, Chief Operating Officer of Millennium Fixed Income Fund, L.P., has voting and investment control over the shares held by the Selling Stockholder.

(31)
Includes (i) 1,135,372 shares of common stock directly owned by the Selling Stockholder, of which 26,754 shares were issued pursuant to the Recapitalization; (ii) 312,500 shares of common stock issuable upon conversion of the Series D Preferred and (iii) 49,150 shares of common stock issuable upon exercise of certain stock options.

(32)
Includes (i) 227,658 shares of common stock directly owned by the Selling Stockholder, of which 38,611 shares were issued pursuant to the PIK Agreements and 30,641 shares were issued pursuant to the Recapitalization and (ii) 156,250 shares of common stock issuable upon the conversion of Series D Preferred.  Leon Frenkel is the general partner of Periscope Partners L.P.  Mr. Frenkel disclaims beneficial ownership of the Company’s securities held by Periscope except to the extent of this pecuniary interest therein.

(33)
Includes (i) 402,575 shares of common stock directly owned by the Selling Stockholder, of which 26,041 shares were issued pursuant to the PIK Agreements and 103,697 shares were issued pursuant to the Recapitalization and (ii) 787,500 shares of common stock issuable upon conversion of the Series D Preferred.  Leonid Frenkel has voting and investment control over the shares held by the Selling Stockholder.

(34)
Includes (i) 395,798 shares of common stock directly owned by the Selling Stockholder, of which 17,155 shares were issued pursuant to the Recapitalization and (ii) 20,000 shares of common stock issuable upon the exercise of certain warrants.  Helen W. Smith and R. Scudder Smith share voting and investment control over the  shares held by the Selling Stockholder.

(35)
Includes (i) 1,928,243 shares of common stock directly owned by the Selling Stockholder, of which 102,885 shares were issued pursuant to the PIK Agreements and 170,633 shares were issued pursuant to the Recapitalization, (ii) 573,703 shares of common stock are issuable upon the conversion of the Series D Preferred and (iii) 63,840 shares of common stock are issuable upon the exercise of certain warrants.  Triage Capital Management LP has identified Leon Frenkel as the Managing Member of Triage Capital LF Group LLC, which acts as the general partner to a general partner of Triage Capital Management, LP.  Mr. Frenkel disclaims beneficial ownership of the Company’s securities held by Triage except to the extent of his pecuniary interest therein.

(36)
Includes (i) 129,111 shares of common stock directly owned by the Selling Stockholder, of which 9,129 shares were issued pursuant to the Recapitalization and (ii) 8,000 shares of common stock issuable upon the exercise of certain warrants.

(37)
Includes (i) 157,215 shares of common stock directly owned by the Selling Stockholder, of which 12,347 shares were issued pursuant to the PIK Agreements and 18,932 shares were issued pursuant to the Recapitalization, (ii) 125,000 shares of common stock issuable upon conversion of the Series D Preferred and (iii) 12,000 shares of common stock issuable upon the exercise of certain warrants.

(38)
Includes (i) 34,066 shares of common stock directly owned by the Selling Stockholder, of which 26,185 shares were issued pursuant to the PIK Agreements and 7,881 shares were issued pursuant to the Recapitalization and (ii) 40,000 shares of common stock issuable upon the exercise of certain warrants.  Kevin Hamilton, the General Partner of 1041 Partners, L.P., has voting and investment control over the shares held by the Selling Stockholder.

(39)
Includes 1,903,715 shares of common stock directly owned by the Selling Stockholder, of which 131,353 shares were issued pursuant to the PIK Agreements and 1,360,982 shares were issued pursuant to the Recapitalization.  Active Investors II, Ltd. is managed by Fundamental Management Corporation (“Fundamental”).  Robert C. Salisbury, the Chief Financial Officer of Fundamental, has voting and investment control over the shares held by the Selling Stockholder.

(40)
Includes 1,908,077 shares of common stock directly owned by the Selling Stockholder, of which 131,353 shares were issued pursuant to the PIK Agreements and 1,360,982 shares were issued pursuant to the Recapitalization.  Active Investors III, Ltd. is managed by Fundamental Management Corporation (“Fundamental”).  Robert C. Salisbury, the Chief Financial Officer of Fundamental, has voting and investment control over the shares held by the Selling Stockholder.

(41)
Includes (i) 25,926 shares of common stock directly owned by the Selling Stockholder, all of which were issued pursuant to the Recapitalization and (ii) 16,560 shares of common stock issuable upon the exercise of certain warrants.

(42)
Includes (i) 22,345 shares of common stock directly owned by the Selling Stockholder, of which 1,438 shares were issued pursuant to the PIK Agreements and 14,907 shares were issued pursuant to the Recapitalization and (ii) 67,000 shares of common stock issuable upon the exercise of certain stock options.

(43)
Includes 18,894 shares of common stock directly owned by the Selling Stockholder, of which 15,005 shares were issued pursuant to the PIK Agreements and 3,889 shares were issued pursuant to the Recapitalization.

(44)
Includes (i) 296,524 shares of common stock directly owned by the Selling Stockholder, of which 22,913 shares were issued pursuant to the PIK Agreements and 155,048 shares were issued pursuant to the Recapitalization and (ii) 982 shares of common stock issuable upon the exercise of certain warrants.

(45)
Includes (i) 58,844 shares of common stock directly owned by the Selling Stockholder, of which 5,180 shares were issued pursuant to the PIK Agreements and 53,664 shares were issued pursuant to the Recapitalization, (ii) 30,350 shares of common stock owned by Richard E. Gathright IRA, (iii) 555,000 shares of common stock issuable upon the exercise of certain stock options held by Richard E. Gathright and (iv) 6,800 shares of common stock issuable upon the exercise of certain stock options held by Louise P. Gathright.

(46)
Includes (i) 44,335 shares of common stock directly owned by the Selling Stockholder, of which 34,401 shares were issued pursuant to the Recapitalization, (ii) 7,802 shares of common stock issuable upon the exercise of certain warrants and (iii) 46,607 shares of common stock owned by Kevin & Debra Hamilton, JTWROS.

(47)
Includes (i) 46,607 shares of common stock directly owned by the Selling Stockholder, of which 35,825 shares were issued pursuant to the PIK Agreements and 10,782 shares were issued pursuant to the Recapitalization, (ii) 44,335 shares of common stock owned by Kevin Hamilton and (iii) 7,802 shares of common stock issuable upon the exercise of certain warrants held by Kevin Hamilton.

(48)
Includes (i) 488,486 shares of common stock owned directly by the Selling Stockholder, of which 40,024 shares were issued pursuant to the PIK Agreements and 12,046 shares were issued pursuant to the Recapitalization and (ii) 1,689 shares issuable upon the conversion of certain warrants.  Bill B. DeWitt, a member of International Investments LLC, has voting and investment control over the shares held by the Selling Stockholder.

(49)
Includes (i) 15,347 shares of common stock owned directly by the Selling Stockholder, all of which were issued pursuant to the Recapitalization and (ii) 11,418 shares issuable upon the conversion of certain warrants.

(50)
Includes 73,555 shares of common stock directly owned by the Selling Stockholder, of which 6,474 shares were issued pursuant to the PIK Agreements and 1,949 shares were issued pursuant to the Recapitalization.

(51)
Includes 8,423 shares of common stock directly owned by the Selling Stockholder, of which 6,474 shares were issued pursuant to the PIK Agreements and 1,949 shares were issued pursuant to the Recapitalization.

(52)
Includes (i) 189,474 shares of common stock owned directly by the Selling Stockholder, of which 13,092 shares were issued pursuant to the PIK Agreements and 36,532 shares were issued pursuant to the Recapitalization and (ii) 6,019 shares issuable upon the conversion of certain warrants.

(53)
Includes (i) 14,711 shares of common stock owned directly by the Selling Stockholder, of which 1,295 shares were issued pursuant to the PIK Agreements and 13,416 shares were issued pursuant to the Recapitalization and (ii) 29,000 shares issuable upon the exercise of certain stock options.

(54)
Includes 73,555 shares of common stock directly owned by the Selling Stockholder, of which 6,474 shares were issued pursuant to the PIK Agreements and 1,949 shares were issued pursuant to the Recapitalization.

(55)
Includes 49,036 shares of common stock directly owned by the Selling Stockholder, of which 4.316 shares were issued pursuant to the PIK Agreements and 1,299 shares were issued pursuant to the Recapitalization.

(56)
Includes (i) 297,487 shares of common stock owned directly by the Selling Stockholder, of which 26,185 shares were issued pursuant to the PIK Agreements and 7,881 shares were issued pursuant to the Recapitalization and (ii) 6,000 shares issuable upon the conversion of certain warrants.

(57)
Includes (i) 60,594 shares of common stock owned directly by the Selling Stockholder, of which 5,180 shares were issued pursuant to the PIK Agreements and 53,664 shares were issued pursuant to the Recapitalization and (ii) 101,000 shares issuable upon the exercise of certain stock options.

(58)
Includes (i) 16,345 shares of common stock owned directly by the Selling Stockholder, of which 1,438 shares were issued pursuant to the PIK Agreements and 14,907 shares were issued pursuant to the Recapitalization and (ii) 63,000 shares issuable upon the exercise of certain stock options.

(59)
Includes (i) 91,094 shares of common stock owned directly by the Selling Stockholder, of which 5,180 shares were issued pursuant to the PIK Agreements and 53,664 shares were issued pursuant to the Recapitalization and (ii) 92,000 shares issuable upon the exercise of certain stock options.

(60)
Includes (i) 29,421 shares of common stock owned directly by the Selling Stockholder, of which 2,589 shares were issued pursuant to the PIK Agreements and 26,832 shares were issued pursuant to the Recapitalization, (ii) 2,500 shares owned by Gary G. Williams, III and (iii) 85,000 shares issuable upon the exercise of certain stock options held by Gary G. Williams.

PLAN OF DISTRIBUTION

General

The Shares covered by this prospectus are being registered to permit public secondary trading of these securities by the holders thereof from time to time after the date of the prospectus.  All of the Shares covered by this prospectus are being sold by the Selling Stockholder or its pledgees, donees, assignees, transferees or their successors-in-interest that receive the shares as a gift, partnership distribution or other non-sale related transfer.

The Selling Stockholders and their pledgees, donees, assignees, or other successors-in-interest who acquire their shares after the date of this prospectus may sell the Shares directly to purchasers or through broker-dealers or agents.

The Shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale, or at negotiated prices.  Sales may be effected in one or more of the following transactions:

•	on the Nasdaq Capital Market,

•	in the over-the-counter market,

•	in privately negotiated transactions,

•	for settlement of short sales, or through long sales, options or transactions involving cross or block trades,

•	by pledges to secure debts and other obligations, or

•	in a combination of any of these transactions.

In addition, any Shares that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

Applicable Law.  Each Selling Stockholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of Shares by the Selling Stockholders.

Pledge or Transfer of Shares.  The Selling Stockholders may from time to time pledge or grant a security interest in some or all of the Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell Shares from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of Selling Stockholders to include the pledgee, transferee or other successors in interest as Selling Stockholders under this prospectus.  The Selling Stockholders also may transfer Shares in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

Selling Arrangements with Broker-Dealers.  Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales.  Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated.  The Selling Stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

Upon being notified in writing by a Selling Stockholder that any material agreement has been entered into with a broker-dealer for the sale of Shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such Selling Stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such Shares were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealers, where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction.

The Selling Stockholders and any broker-dealers or agents that are involved in selling the Shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales.  In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.  Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the Selling Stockholder. Each Selling Stockholder has represented and warranted to us that it acquired the securities subject to this registration statement in the ordinary course of such Selling Stockholder’s business and, at the time of its purchase of such securities such Selling Stockholder had no agreements or understandings, directly or indirectly, with any person to distribute any such securities.

We have advised each Selling Stockholder that the stockholder may not use Shares registered on this registration statement to cover short sales of common stock made prior to the date that the SEC declares this registration statement effective.

If the Selling Stockholders use this prospectus for any sale of the common stock, they will be subject to the prospectus delivery requirements of the Securities Act.  The Selling Stockholders will be responsible to comply with the applicable provisions of the Securities Act and Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such Selling Stockholders in connection with resales of their respective shares under this registration statement.

Supplements.  To the extent required, we will set forth in a supplement to this prospectus filed with the SEC the number of Shares to be sold, the purchase price and public offering price, the name or names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offering.  In particular, upon being notified by a Selling Stockholder that a donee or pledgee intends to sell more than 500 shares, we will file a supplement to this prospectus.

State Securities Law.  Under the securities laws of some states, the Selling Stockholders may only sell the shares in those states through registered or licensed brokers or dealers.  In addition, in some states the Selling Stockholders may not sell the shares unless they have been registered or qualified for sale in that state or an exemption from registration or qualification is available and is satisfied.

Expenses; Indemnification.  We will not receive any of the proceeds from shares sold by the Selling Stockholders.  We will bear the expenses related to the registration of this offering but will not pay the Selling Stockholders’ underwriting fees, commissions or discounts, if any.  We have agreed to indemnify the Selling Stockholders against some civil liabilities, including some that may arise under the Securities Act.

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon by Davis Graham & Stubbs LLP, Denver, Colorado.

EXPERTS

The consolidated balance sheets as of June 30, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years then ended, which were included in our Annual Report on Form 10-K for the year ended June 30, 2009, and incorporated by reference in this Registration Statement have been so incorporated by reference in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing in giving said report.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC.  You may read and copy any of these documents at the SEC’s public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  Our SEC filings are also available to the public at the SEC’s website at http://www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents.  The information incorporated by reference is considered part of this prospectus, and information that we file later with the SEC will automatically update and supersede, as applicable, the information in this prospectus.

The following documents, which were previously filed with the SEC pursuant to the Exchange Act, are hereby incorporated by reference:

•	our Annual Report on Form 10-K for the year ended June 30, 2009;

•	our Quarterly Report on Form 10-Q for the quarters ended September 30, 2008, December 31, 2008 and March 31, 2009;

•
our Current Reports on Form 8-K filed with the SEC on July 2, 2008; August 21, 2008; September 8, 2008; September 17, 2008; October 6, 2008; October 17, 2008; November 26, 2008; February 9, 2009; April 14, 2009; May 8, 2009; May 29, 2009; July 6, 2009; July 9, 2009, July 13, 2009; September 15, 2009 and September 30, 2009; and

•	the description of our common stock contained in Amendment No. 2 to our Registration Statement on Form 8-A/A (SEC File No. 000-21825) filed with the SEC on June 5, 2007.

All reports and other documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this prospectus and shall be a part hereof from the date of filing of such reports and documents.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus, or in any subsequently filed document that also is deemed to be incorporated by reference in this prospectus, modifies, supersedes or replaces such statement.  Any statement so modified, superseded or replaced shall not be deemed, except as so modified, superseded or replaced, to constitute a part of this prospectus.  Subject to the foregoing, all information appearing in this prospectus is qualified in its entirety by the information appearing in the documents incorporated by reference.

Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance we refer you to the copy of the contract or document filed as an exhibit to the registration statement or the documents incorporated by reference in this prospectus, each such statement being qualified in all respects by such reference.

You may receive a copy of any of these filings, at no cost, by writing or calling SMF Energy Corporation, 200 West Cypress Creek Road, Suite 400, Fort Lauderdale, Florida, 33309, telephone (954) 308-4200, and directed to the attention of Richard E. Gathright, Chief Executive Officer and President.

You should rely only on the information incorporated by reference or provided in this prospectus or any supplement to this prospectus.  We have authorized no one to provide you with different information.  We are not making an offer of these securities in any state where the offer is not permitted.  You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

SMF ENERGY CORPORATION

COMMON STOCK

PROSPECTUS

________________, 2009

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth various expenses in connection with the sale and distribution of the securities being registered. The registrant has agreed to pay all the costs and expenses of this offering.  All amounts shown are estimates except the SEC’s registration fee.

Registration Fee--Securities and Exchange Commission	$ [_____.__]
Legal Fees and Expenses	25,000.00	*
Accounting Fees and Expenses	20,000.00	*
Total	$ [_____.__]

* Estimated.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

SMF is incorporated in the State of Delaware.  Section 145(a) of the General Corporation Law of the State of Delaware (the “DGCL”) provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, he had no cause to believe his conduct was unlawful.

Section 145(b) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that despite the adjudication of liability, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

Section 145 of the DGCL further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue, or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation may purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under such Section 145.

Section 102(b)(7) of the DGCL provides that a corporation in its original certificate of incorporation or an amendment thereto validly approved by stockholders may eliminate or limit personal liability of members of its board of directors or governing body for breach of a director’s fiduciary duty.  However, no such provision may eliminate or limit the liability of a director for breaching his duty of loyalty, failing to act in good faith, engaging in intentional misconduct or knowingly violating a law, paying a dividend or approving a stock repurchase which was illegal, or obtaining an improper personal benefit. A provision of this type has no effect on the availability of equitable remedies, such as injunction or rescission, for breach of fiduciary duty.  SMF’s Certificate of Incorporation contains such a provision.

The Certificate of Incorporation of SMF generally allows indemnification of officers and directors to the fullest extent allowed by law.  SMF currently intends to indemnify its officers and directors to the fullest extent permitted by its Certificate of Incorporation and Delaware Law.

We maintain insurance policies under which our directors and officers are insured, within the limits and subject to the limitations of the policies, against expenses in connection with the defense of actions, suits or proceedings, and certain liabilities that might be imposed as a result of such actions, suits or proceedings, to which they are parties by reason of being or having been a director or officer of SMF.

ITEM 16.  EXHIBITS

Exhibit No.	Description of Exhibit
3.1	Certificate of Designation of Series D Preferred (incorporated by reference to Exhibit 3.1 to SMF’s Current Report on Form 8-K, filed July 6, 2009)
5.1	Opinion of Davis Graham & Stubbs LLP
10.1	Form of Exchange Agreement (Series A Convertible Stock Preferred for Common Stock) (incorporated by reference to Exhibit 10.3 to SMF’s Current Report on Form 8-K, filed July 6, 2009)
10.2	Form of Exchange Agreement (Series B Convertible Stock Preferred for Common Stock) (incorporated by reference to Exhibit 10.4 to SMF’s Current Report on Form 8-K, filed July 6, 2009)
10.3	Form of Exchange Agreement (Series C Convertible Preferred Stock for Common Stock) (incorporated by reference to Exhibit 10.5 to SMF’s Current Report on Form 8-K, filed on July 6, 2009)
10.4	Form of Exchange Agreement (Unsecured Note for Common Stock) (incorporated by reference to Exhibit 10.6 to SMF’s Current Report on Form 8-K, filed on July 6, 2009)
10.5	Form of Payment and Exchange Agreement (Unsecured Note for Cash and Series D Preferred) (incorporated by reference to Exhibit 10.7 to SMF’s Current Report on Form 8-K, filed on July 6, 2009)
10.6	Form of Payment and Exchange Agreement (Secured Note for Cash and Common Stock) (incorporated by reference to Exhibit 10.8 to SMF’s Current Report on Form 8-K, filed on July 6, 2009)
10.7	Form of Payment and Exchange Agreement (Secured Note for Cash and Common Stock) (incorporated by reference to Exhibit 10.9 to SMF’s Current Report on Form 8-K, filed on July 6, 2009)

10.8
Form of Payment and Exchange Agreement (Secured Note for Cash, Series D Preferred and Common Stock) (incorporated by reference to Exhibit 10.10 to SMF’s Current Report on Form 8-K, filed on July 6, 2009)

10.9	Form of Payment and Exchange Agreement (Secured Note for Cash and New Unsecured Promissory Note) (incorporated by reference to Exhibit 10.11 to SMF’s Current Report on Form 8-K, filed on July 6, 2009)
23.1	Consent of Davis Graham & Stubbs LLP (included in its opinion filed as Exhibit 5.1)
23.2	Consent of Grant Thornton LLP
24.1	Power of Attorney (included on the signature page hereto)

ITEM 17.  UNDERTAKINGS

(a)           We hereby undertake:

(1)           To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)           To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)           To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)           To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

Provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference into this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is a part of this registration statement.

(2)           That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)           To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

(5)           That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(ii)           Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness.  Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b)           The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered thereby, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(c)           Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing a registration statement on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fort Lauderdale, State of Florida, on September 30, 2009.

SMF ENERGY CORPORATION

By:	/s/ Richard E. Gathright
Richard E. Gathright
Chief Executive Officer and President
(Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Richard E. Gathright and Michael S. Shore his true and lawful attorneys-in-fact, each acting alone, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments, including any post-effective amendments, to this registration statement, or any registration statement relating to this offering to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact or their substitutes, each acting alone, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ Richard E. Gathright	Chief Executive Officer and President, and Chairman of the Board (Principal Executive Officer)
Richard E. Gathright		September 30, 2009

/s/ Michael S. Shore	Chief Financial Officer and Senior Vice President (Principal Financial and Accounting Officer)
Michael S. Shore		September 30, 2009

/s/ Wendell R. Beard	Director
Wendell R. Beard		September 30, 2009

/s/ Larry S. Mulkey	Director
Larry S. Mulkey		September 30, 2009

/s/ C. Rodney O’Connor	Director
C. Rodney O’Connor		September 30, 2009

/s/ Robert S. Picow	Director
Robert S. Picow		September 30, 2009

/s/ Steven R. Goldberg	Director
Steven R. Goldberg		September 30, 2009

/s/ Nat Moore	Director
Nat Moore		September 30, 2009

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
5.1	Opinion of Davis Graham & Stubbs LLP
23.2	Consent of Grant Thornton LLP